09059811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 ENDING December 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Partners Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Macleod 212-292-4234
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/12

AB 3/24

OATH OR AFFIRMATION

I, Donald Macleod swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Partners Securities LLC, as of

December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald P Macleod

Signature

CEO

Title

RAYMOND G LEFFLER
Notary Public, State of New York
No 60-7474445
Qualified in Westchester County
Commission Expires August 31, 2010

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Capital Partners Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Capital Partners Securities LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Partners Securities LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 20, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CAPITAL PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	47,683
Office equipment		1,367
Due from affiliates		34,250
Other assets		900
	$	84,200

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	20,395
MEMBER'S EQUITY		63,805
	$	84,200

See notes to financial statements

CAPITAL PARTNERS SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Consulting fees	$ 119,000
Interest and other income	572
	119,572
EXPENSES	
Payroll and related costs	354,300
Occupancy	29,734
Professional fees	31,445
Operating expenses	46,706
	462,185
NET LOSS	$ (342,613)

See notes to financial statements

CAPITAL PARTNERS SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net loss	$ (342,613)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	863
(Increase) decrease in assets:	
Other assets	(244)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	5,472
Total adjustments	6,091
Net cash used in operating activities	(336,522)
Cash flows from financing activities	
Capital contributions	250,000
Net cash provided by financing activities	250,000
Cash flows from investing activities	
Due from affiliates	(34,250)
Net cash used in investing activities	(34,250)
NET CHANGE IN CASH	(120,772)
CASH - BEGINNING	168,455
CASH - END	$ 47,683
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

CAPITAL PARTNERS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance - beginning	$ 156,418
Capital contributions	250,000
Net loss	(342,613)
Balance - end	$ 63,805

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Capital Partners Securities LLC (the "Company") is a limited liability company formed in Delaware on November 2, 2004. The Company is broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company specializes in referrals of U.S. institutional clients to Japanese hedge funds and/or Japanese institutional clients to U.S. hedge funds. The Company is located in New York City is a wholly-owned subsidiary of CPH LLC.

Revenues

The Company primarily receives revenue from consulting fees. Substantially all of its revenue is derived from the corporate parent of CPH LLC. Consulting fees are recorded on the accrual basis when earned.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed over the estimated useful lives of the assets using the straight line method over 5 years.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company is a limited liability Company and has elected to be treated as a corporation for income tax purposes. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space under a one - year lease that expires in September 2009, at a cost of approximately $3,000 per month. Included in operations for 2008 is rent expense of approximately $30,000, net of $8,000 allocated to an affiliated entity. Minimum lease payments for 2009 are approximately $24,000.

4. INCOME TAXES

The Company has net operating losses for tax purposes of approximately $488,000 that expire by 2027 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

5. OFFICE EQUIPMENT

Office equipment consists of the following:

Office equipment	$4,315
Accumulated depreciation	2,948
	$1,367

Depreciation expense was $863 for the year ended December 31, 2008.

6. DUE FROM AFFILIATES

Due from affiliates consist of a non-interest bearing loan of $14,250 due on demand from CPH LLC. Due from affiliates also includes $20,000 charged to an entity related through common ownership for their allocated share of office space, bookkeeping services and clerical staff.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $27,288, which was $22,288 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 75% as of December 31, 2008.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

NET CAPITAL		
Member's equity	$	63,805
Deductions and/or charges		
Nonallowable assets		36,517
Net capital before haircuts on securities positions		27,288
Haircuts and undue concentration		-
NET CAPITAL	$	27,288
AGGREGATE INDEBTEDNESS	$	20,395
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	22,288
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		75%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2008.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Capital Partners Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Capital Partners Securities LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Capital Partners Securities LLC for the year ended December 31, 2008, and this report does not affect our report thereon dated February 20, 2009.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 20, 2009

CAPITAL PARTNERS SECURITIES LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008